

March 21, 2017

Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
1-5-5 Otemachi
Chiyoda-ku, Tokyo 100-8176 Japan

> **Re:** **Mizuho Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2016**
> **Filed July 21, 2016**
> **File No. 001-33098**

Dear Mr. Sato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated April 11, 2014 that you had business activities related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with Sudan and Syria beyond references on page 16 indicating that your non-U.S. offices engage in transactions with such countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, branches, offices or other direct or indirect arrangements. You should describe any services or support you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative

Mr. Yasuhiro Sato
Mizuho Financial Group, Inc.
March 21, 2017
Page 2

terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor